Exhibit 12

MAGELLAN MIDSTREAM PARTNERS, L.P.

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Twelve Months Ended December 31,
	2002	2003	2004	2005	2006
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle*	$107,495	$88,169	$108,601	$156,379	$189,404
Fixed charges	33,344	39,779	41,657	56,656	60,599
Amortization of capitalized interest	471	462	463	465	475
Distributed income of equity investees	—	—	—	3,300	4,125
Capitalized interest	(231)	(102)	(426)	(817)	(2,371)

Total earnings	$141,079	$128,308	$150,295	$215,983	$252,232

FIXED CHARGES:
Interest expense	$22,907	$36,597	$37,893	$52,554	$55,107
Capitalized interest	231	102	426	817	2,371
Debt expense amortization	9,950	2,830	3,056	2,871	2,681
Rent expense representative of interest factor	256	250	282	414	440

Total fixed charges	$33,344	$39,779	$41,657	$56,656	$60,599

Ratio of earnings to fixed charges	4.2	3.2	3.6	3.8	4.2

*	Excludes equity investment income and minority interest expense.